News Release

NORTHGATE MINERALS CORPORATION
Stock Symbols: **TSX: NGX, AMEX: NXG**
Website: **www.northgateminerals.com**



Northgate Minerals Corporation

Q4

For the three months ended
December 31, 2005

NORTHGATE REPORTS RECORD QUARTERLY EARNINGS AND CASH FLOW AND ANNOUNCES THAT ITS PROJECT DEBT FACILITY HAS BEEN RETIRED

VANCOUVER, February 23, 2006 – *(All figures in US dollars except where noted)* - Northgate Minerals Corporation (TSX: NGX; AMEX: NXG) today reported cash flow from operations before changes in working capital of $41,872,000 or $0.20 per common share and net earnings of $37,857,000 or $0.18 per share for the fourth quarter of 2005. Cash flow from operations for all of 2005 was $66,521,000 or $0.33 per share and earnings were $32,887,000 or $0.16 per share.

Fourth Quarter Highlights

- Production of 94,405 ounces of gold and 24.7 million pounds of copper.

- The net cash cost of gold production at the Kemess mine was a record low of $59 per ounce, lowering year to date cash cost to $205 per ounce.

- Record quarterly cash flow from operations before working capital and other items of $41.9 million and record quarterly earnings of $37.9 million.

- Completed the acquisition of Young-Davidson Mines Limited, acquiring 1.5 million ounces of gold resources within a prospective land package located in the prolific Kirkland-Larder Lake Gold Belt of northeastern Ontario.

- On February 15, 2006, Northgate repaid the remaining principal on its syndicated credit facility.

Ken Stowe, President and CEO, stated; *"The fourth quarter was a record quarter by almost any measure and a strong way to cap off the year. 2006 is shaping up to be to be another excellent year with 320,000 ounces of gold production at Kemess South forecast to generate record operating cash flow and substantially higher free cash flow, now that our project loan has been repaid. We have already launched our 2006 diamond drilling campaign on the Young-Davidson property and are looking forward to initial results from this program beginning in April. In the Kemess Camp, we will begin our search in June for nearer surface mineralization in the newly discovered Kemess North Offset system and continue with the Panel Review of the Kemess North project. The one challenge that remains for 2006, is for our management team to develop additional gold reserves for Northgate through the acquisition of a late stage development project or an operating mine and if we succeed in this regard, it would be "icing on the cake"."*

RESULTS OF OPERATIONS

Northgate recorded net earnings of $37,857,000 or $0.18 per common share in the fourth quarter of 2005 compared with net earnings of $12,205,000 or $0.06 per share during the corresponding quarter of 2004. For the full year 2005, net earnings were $32,887,000 or $0.16 per share compared with $31,255,000 or $0.16 in 2004. Earnings for the fourth quarter and the full year of 2005 included a $15,000,000 non-cash future income tax recovery related to the release of some of the valuation allowance for the Corporation's future income tax assets. Cash flow from operations (before changes in working capital and other items) was $41,872,000 or $0.20 per common share in the fourth quarter of 2005 compared with cash flow of $23,233,000 or $0.12 per share during the same quarter last year. For the full year 2005, cash flow from operations (before changes in working capital and other items) was $66,521,000 or $0.33 per share compared with $72,890,000 or $0.36 in 2004. Annual cash flow from operations in 2005 and 2004 were quite similar as higher metal prices offset lower metal production and higher operating costs.

Kemess Mine Performance

The Kemess mine posted gold and copper production of 94,405 ounces and 24.7 million pounds respectively, in the fourth quarter of 2005. This production was the result of strong mill throughput for hypogene ore of 50,738 tonnes per day combined with above-average hypogene ore grades. Over the course of 2005, ore grades and quarterly metal production varied considerably as different areas of the Kemess pit were mined according to the life-of-mine schedule. For the full year, the gold and copper production of 279,962 ounces and 73.7 million pounds, respectively, were consistent with the forecast released by Northgate at the beginning of 2005.

During the fourth quarter of 2005, approximately 12.9 million tonnes of ore and waste were removed from the open pit compared to 13.6 million tonnes during the corresponding quarter of 2004. Unit mining costs during the current quarter were Cdn$1.19 per tonne compared with Cdn$1.02 per tonne in the fourth quarter of 2004. The mining cost in the most recent quarter was higher than it was in the corresponding quarter of 2004 due to substantially higher diesel fuel prices in the wake of Hurricane Katrina and the escalation in unit costs that occurs naturally as the pit deepens and fewer tonnes are moved using the same complement of mobile equipment. For the total 2005 year, mining costs averaged Cdn$1.20 per tonne compared with Cdn$0.92 per tonne in 2004.

Mill availability during the fourth quarter of 2005 was 90% and throughput averaged 50,738 tonnes per day, compared with 90% availability and throughput of 52,136 tonnes per day in the fourth quarter of 2004. Lower throughput in the current quarter was the result of reduction in mill steel charge from the elevated levels set in Q4 2004 in advance of the scheduled processing of harder, lower grade ore from the eastern end of the open pit in the first half of 2005. For the full year, mill availability averaged 89.5% compared with slightly over 90% in 2004.

Gold and copper recoveries averaged 72% and 85% respectively in the fourth quarter of 2005 compared with 70% and 84% respectively in the fourth quarter of 2004. All the ore processed in both periods was hypogene ore with similar characteristics.

The total unit cost of production during the fourth quarter of 2005 was Cdn$8.18 per tonne milled which was somewhat higher than the Cdn$7.59 per tonne milled recorded in the corresponding period of 2004. Total site operating costs in the fourth quarter of 2005 were Cdn$38.1 million compared with Cdn$36.4 in the fourth quarter of 2004. Total site operating costs in the fourth quarter of 2005 were higher than the period one year ago due to higher prices for diesel fuel. The cash cost of production at Kemess in the fourth quarter was $59 per ounce bringing the average 2005 cash cost to $205 per ounce. The fourth quarter cash cost represents a record low for the Kemess mine. Record copper production and strong copper prices, which averaged $1.95 per pound for the fourth quarter, generated this excellent result in spite of higher treatment and refining charges for concentrate, higher site costs and the strengthening Canadian dollar.

The following table provides a summary of operations for the fourth quarter and full year of 2005 and the comparable periods of 2004.

2005 Kemess Mine Production

(100% of production basis)	**4Q 05**	4Q 04	**2005**	2004
Ore plus waste mined (tonnes)	**12,907,609**	13,637,789	**51,233,842**	56,000,000
Ore mined (tonnes)	**6,663,925**	4,831,968	**19,523,319**	19,329,00
Stripping ratio (waste/ore)	**0.94**	1.82	**1.62**	1.90
Tonnes milled (ore)	**4,667,874**	4,796,471	**17,995,159**	18,589,662
Average mill operating rate (tpd)	**50,738**	52,136	**49,302**	50,791
Gold grade (gmt)	**0.875**	0.876	**0.723**	0.735
Copper grade (%)	**0.283**	0.270	**0.229**	0.231
Gold recovery (%)	**72**	70	**67**	69
Copper recovery (%)	**85**	84	**81**	83
Gold production (ounces)	**94,405**	94,673	**279,962**	303,475
Copper production (000's pounds)	**24,700**	23,856	**73,722**	78,291
Productivity measures:				
Tonnes mined per shift worked	**788**	826	**785**	842
Tonnes milled per shift worked	**285**	290	**276**	280
Cash cost ($/ounce)				
Full Absorption Method	**59**	108	**205**	135

Safety performance at Kemess in the fourth quarter kept pace with the much improved performance that had been delivered in the first nine months of the year. On an annual basis, 2005 showed significant improvements across 7 of the 10 safety performance parameters measured at the mine and with dramatic reductions in First Aids, Medical Aids and the Reportable Injury Frequency.

Financial Performance

Northgate's revenue in the fourth quarter of 2005 was $95,651,000 compared with $64,418,000 in the corresponding period in 2004. For the full year, revenues in 2005 were 257,302,000 compared with $232,797,000 in 2004. All these figures reflect the reclassification of a variety of costs that were previously netted against revenues into cost of sales. These costs included royalties, concentrate treatment and refining charges, concentrate freight charges, and metal deductions. The net realized metal prices received on sales in the fourth quarter of 2005 were approximately $453 per ounce of gold and $1.98 per pound of copper compared with $402 per ounce and $1.40 per pound in the fourth quarter of 2004. In the fourth quarter of 2005, the Corporation did not reduce its gold forward sales position compared with a reduction 21,750 ounces during the same period of 2004. However, $2,749,000 of the deferred hedging loss set up in the second quarter of 2005 when certain gold forward sales contracts were closed out prior to their original settlement dates was amortized and included in revenue during the quarter. The Corporation's gold hedging activities reduced the realized price of gold sold during the most recent quarter and the corresponding quarter one year ago by the identical amount of $32 per ounce. The remaining deferred hedging loss of $4,561,000, related to the second quarter close out of forward sales contracts will be brought into earnings in 2006 over the period that the related forward sale contracts were originally scheduled for settlement. The Corporation realized the average LME Cash settlement price for copper during the fourth quarter of 2004. In the fourth quarter of 2005, the Corporation entered into forward sales and purchase contracts with a major financial institution to fix the price of delivered copper for which final settlement has not occurred. A total volume of 13,375 metric tonnes of copper were sold forward using LME contracts maturing from January 2006 through May 2006 at an average forward price of $1.98 per pound.

The cost of sales in the fourth quarter of 2005 was $54,348,000 compared with the corresponding period last year when the cost of sales was $38,848,000. For the full year, the cost of sales was $185,077,000 compared with $147,567,000 in 2004. The cost of sales in all periods reflects the reclassification of certain marketing costs that were previously netted against revenues as described earlier in this section. Cost of sales were substantially higher in both periods of 2005 than they were in the corresponding periods of 2004 due to higher treatment and refining charges for concentrate, the strengthening Canadian dollar, and increased Canadian dollar denominated production costs.

Administrative and general expenses of $1,518,000 in the fourth quarter of 2005 were lower than the $1,816,000 figure recorded in the comparable period of 2004 due primarily to reduced legal costs. For the full year administrative and general costs were $6,128,000 compared with $6,083,000 in 2004.

Depreciation and depletion expenses in the fourth quarter were $14,705,000 compared to $8,251,000 during the corresponding period of 2004. The depreciation and depletion expense for the most recent quarter was substantially higher than the same quarter one year ago, primarily due to a 38% increase in the amount of ore mined from the open pit. Most of the additional ore mined was stockpiled for processing in the 2006 supergene campaign, but since amortization of the Corporation's mineral property, plant and equipment is based on the unit-of-production method as ore is mined, depreciation was charged in the fourth quarter even though the economic benefit of this stockpiled ore will not be realized until future quarters. Other reasons for the higher depreciation in the most recent quarter were the higher amortization rate in effect in 2005 due to 2004 capital expenditures and the small negative adjustment to the Kemess reserve base in the fourth quarter of 2005. For the full year, depreciation was $38,904,000 compared with $36,160,000 in 2004.

Net interest expense was $700,000 for the three months ended December 31, 2005 compared to only $208,000 in the corresponding quarter of 2004. Total interest costs during 2005 declined to $2,391,000 from $3,049,000 in 2004 as the result of the continued reduction to the principal outstanding on the Corporation's syndicated project loan which more than offset increases in LIBOR rates. On February 15, 2006, Northgate made the final repayment on its syndicated credit facility, four months ahead of the target announced in 2005.

Exploration expenses in the fourth quarter were $686,000 compared with $450,000 in the comparable period of 2004. The higher exploration expense in the most recent quarter was the result of diamond drilling program at the Kemess offset target that extended later into the fall than work in the previous year. Exploration expenditures for the full year amounted to $3,915,000 compared with $3,134,000 in 2004. The increase in annual exploration expense was attributable in increases in the per meter cost of diamond drilling as a result of increased activity within the mineral exploration sector.

Capital expenditures during the fourth quarter of 2005 totaled $2,126,000 compared to $6,941,000 in the corresponding period of 2004. Capital expenditures in the most recent quarter were primarily devoted to ongoing construction of the tailings dam where as expenditures in the fourth quarter one year ago included $1,280,000 for the completion of flotation cell retrofit in the Kemess mill, $3,234,000 for the purchase of two additional haul trucks and $918,000 related to feasibility study work on the Kemess mine expansion project (Kemess North). Capital expenditures during all of 2005 totaled $14,044,000, significantly lower than the total of $24,016,000 in 2004.

YOUNG-DAVIDSON ACQUISITION COMPLETED

On November 2, 2005, Northgate completed its acquisition of Young-Davidson Mines, Limited (TSXV: ODM) and the shares of Young-Davidson were de-listed from the TSX Venture Exchange. Pursuant to the merger agreement, Young-Davidson shareholders received 13,104,687 Northgate common shares and Northgate assumed a total of 747,243 options and warrants. Young-Davidson Mines is now a wholly owned subsidiary of Northgate Minerals Corporation.

The acquisition of Young-Davidson provides Northgate with 1.5 million ounces of gold resources within a prospective land package located in the prolific Kirkland-Larder Lake Gold Belt of northeastern Ontario. The property's production history demonstrates excellent ground conditions for low-cost bulk mining, ore which yields high gold recoveries through a simple metallurgical process, and environmentally benign waste rock and tailings. A $3.8 million 2006 exploration program on the Young-Davidson property began in late January of 2006 with the near term goal of significantly expanding the current underground resource base and converting a large portion of the current Inferred Resources into Measured and Indicated resources.

* * * * * * * *

You are invited to participate in the Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) live conference call and webcast discussing our 2005 financial results. The call and webcast will take place on Friday, February 24, 2006, at 10:00 am ET. Northgate's 2005 financial results will be released the evening of February 23, 2006 and the presentation package for the conference call will be uploaded for the webcast the morning of February 24 and posted on Northgate's web site at www.northgateminerals.com under Investor Info – Presentations page.

Webcast:
To view the webcast, go to www.northgateminerals.com and follow the link on the home page that says "webcast". Before viewing the webcast, please ensure that your system meets the Minimum System Requirements and that you have installed Windows Media Player. If you do not have high- speed internet access, please download the PDF version of our Management Presentation and follow along with the audio broadcast.

Teleconference:
You may participate in the Northgate Conference Call by calling **416-695-9753** or toll free in North America at **1-800-769-8320** with reservation number **T610108S**. To ensure your participation, please call five minutes prior to the scheduled start of the call. The archived teleconference may be accessed by dialing 416-695-5275 or 1-888-509-0082.

* * * * * * *

Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the 300,000-ounce per year Kemess South mine in north-central British Columbia, the adjacent Kemess North deposit, which contains a Proven and Probable Reserve of 4.1 million ounces of gold and the Young-Davidson property in northern Ontario with a total resource base of 1.5 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

* * * * * * *

Forward-Looking Statements

This news release includes certain "forward-looking statements" within the meaning of section 21E of the *United States Securities Exchange Act of 1934*, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk and Uncertainties" in Northgate's 2004 Annual Report and under the heading "Risk Factors" in Northgate's 2004 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Mr. Ken G. Stowe
President and Chief Executive Officer
416-216-2772

Mr. Jon A. Douglas
Senior Vice President and Chief Financial Officer
416-216-2774

NORTHGATE MINERALS CORPORATION

INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)

	December 31 **2005**	December 31 2004
	(Unaudited)	
ASSETS		
Current assets		
Cash and cash equivalents	$ **50,639**	$ 49,257
Concentrate settlements and other receivables	**18,885**	11,300
Inventories	**15,019**	12,906
Deferred hedging loss	**4,561**	--
	89,104	73,463
Other assets	**14,117**	13,649
Future Income Tax Asset	**15,000**	--
Mineral property, plant and equipment	**177,966**	180,669
	$ **296,187**	$ 267,781
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ **19,556**	$ 16,091
Current portion of capital lease obligations	**4,215**	4,854
Current portion of long-term debt	**13,700**	21,000
	37,471	41,945
Capital lease obligations	**7,680**	10,653
Long-term debt	**--**	22,500
Provision for site closure and reclamation	**26,193**	21,149
Future Income Tax Liability	**1,229**	--
	72,573	96,247
Shareholders' equity (Note 2)	**223,614**	171,534
	$ **296,187**	$ 267,781

The accompanying notes form an integral part of these financial statements.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except per share amounts)

(Unaudited)	Three months ended December 31		Twelve months ended December 31	
	2005	2004	**2005**	2004
Revenue (note 1)	$ **95,651**	$ 64,418	$ **257,302**	$ 232,797
Cost of sales	**54,348**	38,848	**185,077**	147,567
Administrative and general	**1,518**	1,816	**6,128**	6,083
	55,866	40,664	**191,205**	153,650
Earnings before interest, taxes, depreciation & depletion & other expenses	**39,785**	23,754	**66,097**	79,147
Other:				
Depreciation and depletion	**14,705**	8,251	**38,904**	36,160
Net interest	**700**	208	**2,391**	3,049
Exploration	**686**	450	**3,915**	3,134
Currency translation losses (gains)	**(401)**	403	**(790)**	92
Accretion of site closure & reclamation liability	**306**	238	**1,183**	894
Other	**(50)**	(195)	**496**	(348)
	15,946	9,355	**46,099**	42,981
Earnings before income taxes:	**23,839**	14,399	**19,998**	36,166
Income tax recovery (expense)				
Current	**(982)**	(769)	**(2,111)**	(2,277)
Future	**15,000**	(1,425)	**15,000**	(2,634)
	(14,018)	(2,194)	**12,889**	(4,911)
Earnings for the period	$ **37,857**	$ 12,205	$ **32,887**	$ 31,255
Earnings per share - basic & diluted	$ **0.18**	$ 0.06	$ **0.16**	$ 0.16
Weighted average shares outstanding:				
Basic	**209,195,152**	200,472,671	**202,789,310**	200,065,821
Diluted	**209,533,541**	200,812,618	**202,858,866**	200,567,253

INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
(Expressed in thousands of United States dollars)

(Unaudited)	Three months ended December 31		Twelve months ended December 31	
	2005	2004	**2005**	2004
Deficit at beginning of period	$ **(20,180)**	$ (27,415)	$ **(15,210)**	$ (46,465)
Earnings for the period	$ **37,857**	12,205	$ **32,887**	31,255
Retained earnings (deficit) at end of period	$ **17,677**	$ (15,210)	$ **17,677**	$ (15,210)

The accompanying notes form an integral part of these financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States dollars)   *The Accompanying Notes Forms An Integral Part Of These Financial Statements*

(Unaudited)	Three months ended December 31 2005	Three months ended December 31 2004	Twelve months ended December 31 2005	Twelve months ended December 31 2004
CASH PROVIDED BY (USED IN)				
Operations				
Earnings for the period	$ **37,857**	$ 12,205	$ **32,887**	$ 31,255
Non-cash items:				
Depreciation and depletion	**14,705**	8,251	**38,904**	36,160
Unrealized currency translation losses (gains)	**(189)**	865	**56**	406
Accretion of site closure & reclamation costs	**306**	238	**1,183**	894
Amortization of deferred hedging loss	**2,749**	--	**5,585**	--
Amortization of deferred charges	**628**	249	**1,305**	934
Stock-based compensation	**38**	--	**845**	512
Future income tax expense (recovery)	**(15,000)**	1,425	**(15,000)**	2,634
Change in fair value of forward contracts	**755**	--	**755**	--
Other	**23**	--	**1**	95
	41,872	23,233	**66,521**	72,890
Changes in non-cash operating working capital:				
Concentrate settlements & other receivables	**(6,391)**	2,843	**(7,558)**	1,751
Inventories	**(1)**	(4,665)	**(2,113)**	(706)
Accounts payable & accrued liabilities	**751**	792	**2,723**	872
Settlement of forward contracts	**--**	--	**(10,146)**	--
Reclamation costs paid	**(388)**	--	**(388)**	--
	35,843	22,203	**49,039**	74,807
Investments				
Purchase of other assets	**(852)**	(819)	**(852)**	(819)
Purchase of mineral property, plant & equipment	**(2,126)**	(4,245)	**(12,697)**	(17,519)
Proceeds on sale of property	**--**	--	**171**	--
Net Cash acquired on acquisition of Young-Davidson Mines Ltd	**123**	--	**123**	--
	(2,855)	(5,064)	**(13,255)**	(18,338)
Financing				
Repayment of capital lease obligation	**(1,316)**	(1,023)	**(4,959)**	(4,111)
Repayment of long-term debt	**(14,050)**	(3,000)	**(29,800)**	(12,000)
Issuance of common shares and warrants	**177**	40	**357**	1,156
	(15,189)	(3,983)	**(34,402)**	(14,955)
Increase in cash & cash equivalents	**17,799**	13,156	**1,382**	41,514
Cash and cash equivalents at beginning of period	**32,840**	36,101	**49,257**	7,743
Cash and cash equivalents at end of period	$ **50,639**	$ 49,257	$ **50,639**	$ 49,257
Supplementary Information:				
Cash paid during the period for:				
Interest	$ **1,363**	$ 357	$ **4,204**	$ 2,990
Income taxes	$ **--**	$ --	$ **--**	$ --
Non cash financing activities:				
Issuance of common shares & other securities on Young-Davidson Mines Ltd. purchase	$ **17,990**	$ --	**17,990**	$ --
Purchase of mineral property, plant & equipment by assumption of capital lease obligations	$ **--**	$ 2,696	$ **1,347**	$ 6,498

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Three and Twelve months ended December 31, 2005 and 2004
(Dollar amounts in tables are expressed in thousands of United States dollars unless indicated) (Unaudited)

1. **Basis of Presentation**

   The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). They do not include all the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the Corporation's consolidated financial statements and the notes thereto included in the Corporation's Annual Report for the year ended December 31, 2004. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

   These financial statements are prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Corporation's consolidated financial statements for the year ended December 31, 2004, with the exception of a policy change related to the Consolidation of Variable Interest Entities.

   Consolidation of Variable Interest Entities

   Effective January 1, 2005, the Corporation adopted the new CICA Accounting Guideline 15 *"Consolidation of Variable Interest Entities"* ("AcG-15"). The new guidance establishes when a company should consolidate a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity's expected losses, or is entitled to receive a majority of the variable interest entities residual returns, or both. The adoption of AcG-15 did not result in any changes to the Corporation's financial statements.

2. **Shareholders' Equity**

	December 31 2005	December 31 2004
	(Unaudited)	
Common shares (a)	$195,565	$177,464
Common share purchase warrants	8,715	8,613
Contributed surplus (b)	1,657	667
Retained earnings (deficit)	17,677	(15,210)
	$223,614	$171,534

(a) Common shares

	Number of shares	Amount
Balance, December 31, 2004	200,491,050	$177,464
Issued in Q1 2005:		
Pursuant to Employee Share Purchase Plan	51,502	77
Other	34	--
Issued in Q2 2005:		
Pursuant to Employee Share Purchase Plan	77,623	83
On exercise of options	8,000	10
Issued in Q3 2005:		
Pursuant to Employee Share Purchase Plan	70,552	89
On exercise of options	10,000	13
Issued in Q4 2005:		
Pursuant to Employee Share Purchase Plan	69,798	111
On exercise of options	128,000	173
Pursuant to the purchase of Young-Davidson	13,104,687	17,545
Balance, December 31, 2005 *(unaudited)*	214,011,246	$195,565

As of February 23, 2006, the Corporation had 214,473,731 issued and outstanding common shares.

(b) Stock-based compensation

During the three months ended December 31, 2005, the Corporation granted a total of 20,000 options to employees with a term of seven years, exercisable at Cdn$1.49. Twenty percent (4,000) of these options vested immediately and the balance will vest in equal amounts on the anniversary of the grant over the next four years. During the three months ended September 30, 2005, the Corporation did not grant any options. During the three months ended June 30, 2005, the Corporation granted a total of 50,000 options to employees with a term of seven years, exercisable at Cdn$1.47. Twenty percent (10,000) of these options vested immediately and the balance will vest in equal amounts on the anniversary date of the grant over the next four years. During the three months ended March 31, 2005, the Corporation granted a total of 1,205,000 options to employees, with a term of seven years. 865,000 of these options are exercisable at Cdn$1.79 and 340,000 are exercisable at Cdn$1.78. Twenty percent (241,000) of these options vested immediately and the balance will vest in equal amounts on the anniversary date of the grant over the next four years. The fair value of the options vested in the three months ended December 31, 2005 was $8,000 and $725,000 for the twelve months ended December 31, 2005.

During 2005, a total of 129,600 options were cancelled and 146,000 options were exercised.

At December 31, 2005, there were 4,723,320 options outstanding, of which 2,363,720 were exercisable.

The fair value of the share options granted during each quarter of 2005 was estimated using the Black-Scholes pricing model with the following assumptions:

	For Options Granted in Q4 2005	For Options Granted in Q4 2004	For Options Granted in Q3 2005	For Options Granted in Q3 2004	For Options Granted in Q2 2005	For Options Granted in Q2 2004	For Options Granted in Q1 2005	For Options Granted in Q1 2004
Risk-free interest rate	2.5%	--	--	2.5%	2.5%	2.5%	2.5%	2.5%
Annual dividends	--	--	--	--	--	--	--	--
Expected stock price volatility	51%	--	--	61%	55%	64%	56%	67%
Expected option life	3.5	--	--	4 years	3.5	4 years	3.5	4 years
Per share fair value of options granted (Cdn$)	0.59	--	--	$1.09	$0.62	$1.08	$0.76	$1.51

3. Financial Instruments

At December 31, 2005, Kemess Mines Ltd. had forward sales commitments with major financial institutions to deliver 139,000 ounces of gold at an average accumulated price of $307 per ounce. These forward sales commitments are in the form of forward sales contracts maturing at various dates between May 26, 2006 and December 31, 2007. The unrealized loss on these forward contracts at December 31, 2005 was approximately $32,964,000.

In the fourth quarter of 2005 the Corporation entered into forward sales contracts with a major financial institution to fix the price for delivered copper for which final settlement has not occurred. A total volume of 13,375 metric tonnes of copper were sold forward using LME contracts maturing from January 2006 through May 2006 at an average forward price of $1.98 per pound. The Corporation also entered into separate forward purchase contracts with the same institution to repurchase its forward sales position at monthly average Cash LME prices over the same period. The volume of forward sales and purchases in each future contract month match the expected future pricing periods for copper in concentrate delivered to Falconbridge under a multi–year concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a mark–to–market basis. The fair value of these contracts at December 31, 2005 was a net loss of $755,000.

4. Commitments and Contingencies

In January and February of 2006, the Corporation entered into agreements to purchase at total of 14,675,000 litres of low-sulphur diesel fuel from a supplier, at a fixed price, for delivery during 2006. The quantity of fuel purchased represents approximately 66% of the Kemess mine's expected consumption during 2006.

The Corporation has entered into a one-year contract for construction of the Kemess Tailings Dam during 2006 and is committed to spending $2,640,000.